Filed Pursuant to Rule 253(g)(2)
File No. 024-12347

Supplement No. 7 dated January 29, 2025 to the Offering Circular dated June 6, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 2 LLC, dated June 6, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

·	Revisions to Projects Owned

Energea Portfolio 2 LLC
52 Main Street
Chester, CT 06412

Energea Portfolio 2 LLC has provided a Notice to Proceed and updated the Project, which has been reported in a Project Memo filed with the SEC under Form 1-U.

·	Corumbaíba

The revised "Projects Owned" set forth under the section of the Offering Circular titled "Description of Property" will have an updated "Form 1-U" link.